Exhibit 8.1

LIST OF SUBSIDIARIES

As of the end of 2021:
Name of Subsidiary	Country of Incorporation
Nova Measuring Instruments, Inc.	Delaware, U.S.
Nova Measuring Instruments K.K.	Japan
Nova Measuring Instruments Taiwan Ltd.	Taiwan
Nova Measuring Instruments Korea Ltd.	Korea
Nova Measuring Instruments GmbH	Germany
Nova Measuring Instruments (Shanghai) Co., Ltd	China
Added in January 2022:
ancosys GmbH*	Germany
ancosys Korea LLC**	Korea
ancosys Instruments Taiwan Ltd**	Taiwan
Ancosys Inc.**	Delaware

* Wholly owned by Nova Measuring Instruments GmbH.
** Wholly owned by ancosys GmbH